EXHIBIT 4.6

FOURTH AMENDMENT TO LOAN AGREEMENT

THIS AMENDMENT is made and entered into as of the 22nd day of June, 2007, by and among P.A.M. TRANSPORT, INC., an Arkansas corporation, whose chief executive office and principal place of business is located at Highway 412 West, P.O. Box 188, Tontitown, Arkansas 72770, party of the first part, hereinafter called "Borrower," FIRST TENNESSEE BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States, with its principal place of business at 165 Madison Avenue, Memphis, Tennessee 38103, party of the second part, hereinafter called "Bank," P.A.M. TRANSPORTATION SERVICES, INC., a Delaware corporation, whose principal place of business and chief executive office is located at Highway 412 West, P.O. Box 188, Tontitown, Arkansas 72770, party of the third part, hereinafter called "Guarantor," CHOCTAW EXPRESS, INC., an Oklahoma corporation, whose principal place of business and chief executive office is located at Highway 412 West, P.O. Box 188, Tontitown, Arkansas 72770, party of the fourth part, hereinafter called "Choctaw," ALLEN FREIGHT SERVICES, INC., a Missouri corporation, whose principal place of business and chief executive office is located at Highway 412 West, P. O. Box 188, Tontitown, Arkansas 72770, party of the fifth part, hereinafter called "Allen", P.A.M. DEDICATED SERVICES, INC., an Ohio corporation, whose principal place of business and chief executive office is located at Highway 412 West, P. O. Box 188, Tontitown, Arkansas 72770, party of the sixth part, hereinafter called "Dedicated", and  DECKER TRANSPORT CO., INC., an Ohio corporation, whose principal place of business and chief executive office is located at Highway 412 West, P. O. Box 188, Tontitown, Arkansas 72770, party of the seventh part, hereinafter called "Decker."

Recitals of Fact

Pursuant to the terms and provisions of that certain Loan Agreement, bearing date of the 26th day of July, 1994, as amended by Amendment dated June 27, 1995 ("Loan Agreement"), among the Borrower, the Bank, the Guarantor and Choctaw, the Bank committed to make loans and advances and extensions of credit to the Borrower on a revolving credit basis, in an amount not to exceed, at any one time outstanding, the principal sum of Ten Million Dollars ($10,000,000.00), which amount was increased under the terms of the Second Amendment to Loan Agreement dated July 3, 1996, among the Borrower, the Bank, the Guarantor, Choctaw, and Allen, in an amount not to exceed at any one time outstanding the principal sum of Fifteen Million Dollars ($15,000,000.00) which amount was increased under the terms of the Third Amendment to Loan Agreement dated April 26, 2001, among the Borrower, the Bank, the Guarantor, Choctaw, Allen, Dedicated and Decker in an amount not to exceed at any one time outstanding the principal sum of Twenty Million Dollars ($20,000,000.00).  The Borrower has requested and the Bank has agreed to increase the Bank's commitment in an amount not to exceed Thirty Million Dollars ($30,000,000.00) (the "Committed Amount").

By reason of such increased commitment, it is necessary to modify and amend the Loan Agreement as hereinafter provided.  In addition, the parties have agreed to make certain other changes in the Loan Agreement, as heretofore amended, all as are set forth herein.

NOW, THEREFORE, for and in consideration of the premises, as set forth in the Recitals of Fact, and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, it is agreed by the parties as follows:

Agreements

1. To induce the Bank to enter into this Amendment, the Borrower, the Guarantor, Choctaw, Decker, Dedicated and Allen do hereby absolute and unconditionally, jointly and severally, certify, represent and warrant to the Bank, and covenant and agree with the Bank, that:

(a) All representations and warranties made by the Borrower, Choctaw, Allen, Decker, Dedicated or the Guarantor in the Loan Agreement, as amended hereby, in the Security Agreement, as amended, in the Choctaw Security Agreement, as amended, in the Allen Security Agreement as amended, in the Decker Security Agreement, in the Dedicated Security Agreement, and in all other loan documents (all of which are herein sometimes called the "Loan Documents"), are true, correct and complete in all material respects as of the date of this Amendment.

(b) As of the date hereof and with the execution of this Amendment, there are no existing events, circumstances or conditions which constitute, or would, with the giving of notice, lapse of time, or both, constitute Events of Default.

(c) There are no existing offsets, defenses or counterclaims to the respective obligations of the Borrower, the Guarantor, Choctaw, Decker, Dedicated or Allen as set forth in the Note, the Security Agreement, as amended, the Choctaw Security Agreement, as amended, the Allen Security Agreement, as amended, the Decker Security Agreement, the Dedicated Security Agreement, the Loan Agreement, as amended, or in any other Loan Document executed by the Borrower, the Guarantor, Choctaw, Decker, Dedicated or Allen, respectively, in connection with the Loan.

(d) Neither the Borrower nor the Guarantor, Choctaw, Decker, Dedicated or Allen has any existing claim for damages against the Bank arising out of or related to the Loan; and, if and to the extent (if any) that the Borrower, the Guarantor, Choctaw, Decker, Dedicated or Allen has or may have any such existing claim (whether known or unknown), the Borrower, the Guarantor, Choctaw Decker, Dedicated and Allen do hereby forever release and discharge, in all respects, the Bank with respect to such claim.

(e) The Loan Documents, as amended by this Amendment and by the respective Amendments (also of even date herewith) to the Security Agreement, the Allen Security Agreement, the Choctaw Security Agreement, the Decker Security Agreement and the Dedicated Security Agreement, are valid, genuine, enforceable in accordance with their respective terms, and in full force and effect.

2. Section 2.1 is hereby modified to read as follows:

2.1  The Commitment. Subject to the terms and conditions herein set out, the Bank agrees and commits, from time to time, until the Termination Date, to make loan advances to the Borrower and to issue commercial and standby letter of credit, all in an aggregate principal amount not to exceed, at any one time outstanding the lesser of (a) Thirty Million Dollars ($30,000,000.00); or (b) the Borrower's Borrowing Base, as defined in Article One.

3. The definitions of "Loan Agreement" and "Note," as set forth in Article One of the Loan Agreement, are hereby modified and amended to read as follows:

1.15            "Loan Agreement" means this Loan Agreement among the Borrower, the Guarantor, the Bank, Choctaw, Decker, Dedicated and Allen, as same has been or may be amended from time to time, with Decker and Dedicated being added as parties under certain of the amendments.

1.18            "Note" means the Note given to evidence the Loan, said Note being a consolidated, amended and restated note of even date herewith and being in the principal sum of Thirty Million Dollars ($30,000,000.00), as said Note may be modified, renewed, amended, restated or extended, in whole or in part, from time to time; and any other note or notes executed at any time hereafter to evidence the Loan.

4. Article One is further modified and amended by deleting Sections 1.25A and 1.25B in their entirety and inserting in lieu thereof the following:

1.25           "Termination Date" shall mean the 31st day of May, 2009, unless such date is extended pursuant to the provisions of Section 10.12 hereof, in which event such extended date shall be the Termination Date.

5. The first sentence of Section 2.3(a) is hereby modified and amended to read as follows:

All advances with respect to the Loan shall be evidenced by the promissory note of the Borrower, payable to the order of the Bank, in the principal amount of Thirty Million Dollars ($30,000,000.00), in form substantially the same as the Note attached hereto as Exhibit "2.3" (the "Consolidated Amended and Restated Revolving Credit Note").

6. Sections 3.1, 8.1 and 8.2 of the Loan Agreement are hereby modified and amended to read as follows:

3.1  Required Repayments.  (a)  In the event that the outstanding principal balance of the Loan shall at any time exceed the Borrowing Base, the Borrower will, immediately upon discovery of the existence of such excess, make a principal payment which will reduce the outstanding principal balance of the Loan to an amount which does not exceed the Borrowing Base.

8.1 Net Worth.  Maintain at all times a Net Worth (as defined in Article One) of not less than One Hundred Twenty-Five Million Dollars ($125,000,000.00).

8.2 Debt to Equity Ratio.  Maintain at all times a ratio of total liabilities to Net Worth (as defined in Article One) of not more than 2.0 to 1.0.

7. Sections 8.3, 8.5 and 8.6 of the Loan Agreement are hereby deleted in their entirety.

8. Section 10.12 is hereby modified to read as follows:

10.12(a)  Extensions of Termination Date; Continuing Security.  (i)  The specific Termination Date mentioned in Article One may, in the sole and unrestricted discretion of the Bank, by written notice to the Borrower, be extended one or more times to a subsequent date or dates unless, not later than thirty (30) days prior to the specific Termination Date mentioned in Article One, or, in the event of the extension of such Termination Date, not later than thirty (30) days prior to any such then effective extended Termination Date, or the Borrower shall notify the Bank in writing that this Agreement shall not be further extended.  The Bank shall be under no obligation whatsoever to extend the initial Termination Date, or to further extend any subsequent Termination Date to which the Bank has previously agreed in writing, any extensions of the initial or any subsequent Termination Date being in the sole and unrestricted judgment and discretion of the Bank.

(b)  Upon the specific Termination Date, as applicable so fixed in Article One, or in the event of the extension of this Agreement to a subsequent Termination Date (when no effective extension is in force), the Loan, or portion thereof required to be prepaid pursuant to Section 3.1 hereof and all other extensions of credit (unless sooner declared to be due and payable by the Bank pursuant to the provisions hereof) shall become due and payable for all purposes.  Until all such indebtednesses, liabilities and obligations secured by the Security Agreement, the Choctaw Security Agreement, the Allen Security Agreement, the Dedicated Security Agreement and the Decker Security Agreement are satisfied in full, such termination shall not affect the security interest granted to Bank pursuant to the Security Agreement, the Choctaw Security Agreement, the Allen Security Agreement, the Dedicated Security Agreement and the Decker Security Agreement, nor the duties, covenants, and obligations of the Borrower or Guarantor therein and in this Agreement; and all of such duties, covenants and obligations shall remain in full force and effect until the Loan and all other indebtednesses, liabilities and obligations of the Borrower to the Bank shall have been fully paid and satisfied in all respects.

9. The Loan Agreement is further modified and amended by deleting Exhibit "2.3", Exhibit "2.3(a)" and Exhibit "2.3(b)", and inserting in lieu thereof a new Exhibit "2.3" in form and substance substantially the same as Exhibit "2.3" attached to this Amendment.

10.  (a)  Except as the context may otherwise require, throughout the Loan Agreement, the phrase "Borrower or Guarantor" or "Borrower, Guarantor, Choctaw or Allen" (or words of similar import) is changed to "Borrower, Guarantor, Choctaw, Decker, Dedicated or Allen"; and the phrase "Borrower and Guarantor" or "Borrower, Guarantor, Choctaw and Allen" (or words of similar import) is changed to "Borrower, Guarantor, Choctaw, Decker, Dedicated and Allen."

  (b) All terms and provisions of the Loan Agreement which are inconsistent with the provisions of this Amendment are hereby modified and amended to conform hereto; and, as so modified and amended, the Loan Agreement is hereby ratified, approved and confirmed.  Except as otherwise may be expressly provided herein, this Amendment shall become effective as of the date set forth in the initial paragraph hereof.

11. All references in all Loan Documents to the Loan Agreement shall, except as the context may otherwise require, be deemed to constitute references to the Loan Agreement as heretofore amended and as further amended hereby.

12. The Guarantor does further (a) consent to and approve of all of the terms and provisions of this Amendment, the Fourth Amendment to the Security Agreement, the Third Amendment to the Choctaw Security Agreement, the Second Amendment to the Allen Security Agreement, the First Amendment to the Decker Security Agreement, and the First Amendment to the Dedicated Security Agreement all of which are of even date herewith, insofar as its rights are or may be affected hereby, and (b) acknowledge the continued effectiveness of its Amended and Restated  Guaranty if even date herewith guaranteeing the principal sum of Thirty Million Dollars ($30,000,000.00), plus interest and expenses] in accordance with the terms thereof.

13. Choctaw, Decker, Dedicated and Allen join herein for the further purpose of consenting to and approving of all of the terms and provisions of the Loan Agreement, as amended hereby, insofar as their respective rights are or may be affected hereby.  Without limiting the generality of the foregoing, Dedicated and Decker specifically agree to the terms and provisions set forth in Sections 10.21 and 10.22 of the Loan Agreement in the same manner and to the same extent as if each of them were specifically named in each such Section.

IN WITNESS WHEREOF, Borrower, Guarantor, Choctaw, Allen, Decker, Dedicated and Bank have caused this Amendment to be executed by their respective officers, duly authorized so to do, on this the day and year first above written.

ATTEST:		P.A.M. TRANSPORT, INC.
/s/ Larry J. Goddard	By:	/s/ Robert W. Weaver
Secretary		President
BORROWER

ATTEST:		P.A.M. TRANSPORTATION SERVICES, INC.
/s/ Larry J. Goddard	By:	/s/ Robert W. Weaver
Secretary		President
GUARANTOR

ATTEST:		CHOCTAW EXPRESS, INC.
/s/ Larry J. Goddard	By:	/s/ Robert W. Weaver
Secretary		President
CHOCTAW

ATTEST:		ALLEN TRANSPORTATION SERVICES, INC.
/s/ Larry J. Goddard	By:	/s/ Robert W. Weaver
Secretary		President
ALLEN

ATTEST:		P.A.M. DEDICATED SERVICES, INC.
/s/ Larry J. Goddard	By:	/s/ Robert W. Weaver
Secretary		President
DEDICATED

ATTEST:		DECKER TRANSPORT CO., INC.
/s/ Larry J. Goddard	By:	/s/ Robert W. Weaver
Secretary		President
DECKER

FIRST TENNESSEE BANK NATIONAL
ASSOCIATION
By:
Title:
BANK

EXHIBIT "2.3"
TO LOAN AGREEMENT

CONSOLIDATED AMENDED AND RESTATED REVOLVING CREDIT NOTE

$30,000,000.00 Memphis, Tennessee
 June 22, 2007

ON OR BEFORE May 31, 2009 (the "Termination Date"), the undersigned, P.A.M. TRANSPORT, INC. ("Maker"), promises to pay to the order of FIRST TENNESSEE BANK NATIONAL ASSOCIATION, a national banking association having its principal place of business in Memphis, Tennessee (the "Bank"), the principal sum of THIRTY MILLION DOLLARS ($30,000,000.00), value received, together with interest from date until paid, upon disbursed and unpaid principal balances, at the Contract Rate hereinafter specified, said interest being payable monthly on the first day of each month hereafter, commencing on the 1st day of July, 2007, with the final installment of interest being due and payable concurrently on the same date that the principal balance is due hereunder.

The Termination Date may be extended one or more times pursuant to the provisions of that certain Loan Agreement dated the 26th day of July, 1994, as amended by amendments dated June 27, 1995, July 3, 1996, April 26, 2001, and of even date herewith, among Maker, Bank and certain guarantors and other parties therein mentioned and described (as same has been and may hereafter be amended, the "Loan Agreement"), and if so extended, such extended date shall thereupon constitute the Termination Date.

The interest rate on this Note is subject to change from time to time based on changes in an independent index (the "Index") which is the LIBOR Rate (as hereinafter defined) adjusted and determined, without notice to Maker, as of the date of this Note and on the first day of each calendar month hereafter (the "Interest Rate Change Date").  The "LIBOR Rate" shall mean the London Interbank Offered Rate of interest for an interest period of one (1) month, which appears on Bloomberg page BBAM under the column heading "USD" (the "Index") on the day that is two (2) London Business Days preceding each Interest Rate Change Date (the "Reset Date").  If the LIBOR Rate as defined above is not available or is not published for any Reset Date, then Bank shall, at its sole discretion, choose a substitute source for the LIBOR Rate, which LIBOR Rate plus the Margin (hereinafter defined) shall become effective on the next Interest Rate Change Date.  "London Business Day" shall mean any day on which commercial banks in London, England are open for general business.  The Index is not necessarily the lowest rate charged by Bank on its loans.  If the Index becomes unavailable during the term of this loan, Bank may designate a substitute index after notice to Maker.  Bank will tell Maker the current Index rate upon Maker's request.  The interest rate change will not occur more often than each month.  Maker understands that Bank may make loans based on other rates as well.  The Index is currently five and thirty two hundredths percent (5.32%) per annum.  The Index plus a margin of one and one-quarter percent (1.25%) (the "Margin") results in an initial interest rate of six and fifty seven hundredths percent (6.57%).   NOTICE:  Under no circumstances will the interest rate on the Note be more than the maximum rate allowed by applicable law.

 The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding.

Notwithstanding the foregoing, upon the occurrence of an Event of Default (as defined in the Loan Agreement), the Bank, at its option, may charge, and the Maker agrees to pay, interest on disbursed and unpaid principal balances at the default rate (the "Default Rate") equal to a rate per annum equal to the lesser of (a) the Maximum Rate or (b) (i) the base commercial rate of interest (the "Base Rate") established from time to time by the Bank plus (ii) three percent (3%).

Notwithstanding any other provisions herein, if any Change in Law (as hereinafter defined) shall make it unlawful for the Bank to make or maintain a LIBOR Rate loan as contemplated by this Note, the principal outstanding hereunder shall, if required by law and if the Bank so requests, be converted on the date required to make the loan evidenced by this Note legal to a loan accruing interest at the lesser of the Maximum Rate or the base commercial rate of interest ("Base Rate") established from time to time by the Bank.  Each change in the Base Rate shall become effective, without notice to the undersigned, on the same date that the Base Rate changes.  The undersigned hereby agrees promptly to pay the Bank, upon demand, any costs incurred by the Bank in making any conversion in accordance with this paragraph, including any interest or fees payable by the Bank to lenders of funds obtained by it in order to maintain its LIBOR Rate loans.

Any amounts not paid when due hereunder (whether by reason of acceleration, maturity, or otherwise) shall bear interest after maturity at the lesser of (a) twenty percent (20%) per annum, or (b) the maximum effective variable contract rate for which it is lawful for the holder hereof to charge.

For purposes hereof, the following terms shall have the following meanings unless the context otherwise requires:

"Change in Law" shall mean the adoption of any law, rule, regulation, policy, guideline or directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof, in all cases by any Governmental Authority having jurisdiction over the Bank, in each case after the date hereof.

"Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof and any entity exercising regulatory functions of or pertaining to government.

In the event that the foregoing provisions should be construed by a court of competent jurisdiction not to constitute a valid, enforceable designation of a rate of interest or method of determining same, the indebtedness hereby evidenced shall bear interest at the maximum effective contract rate which may be charged by the Bank under applicable statutes and laws from time to time in effect.

For any payment which is not made within ten (10) days of the due date for such payment, the Maker shall pay a late fee.  The late fee shall equal five percent (5%) of the unpaid portion of the past-due payment.

This Note is secured by one or more Security Agreement ("Security Agreements") dated July 26, 1994, as amended, covering Maker's Accounts Receivable, and other collateral, as is more particularly described in said Security Agreement(s), and may now or hereafter be secured by other mortgages, trust deeds, assignments, security agreements, or other instruments of pledge or hypothecation, including a Security Agreement ("Choctaw Security Agreement"), dated June 27, 1995, as amended, executed by Choctaw Express, Inc., an Oklahoma corporation in favor of the Bank, a Security Agreement ("Allen Security Agreement"), dated July 3, 1996 herewith, executed by Allen Freight Services, Inc., a Missouri corporation, in favor of the Bank, a Security Agreement ("Dedicated Security Agreement") dated April 26, 2001, as amended, executed by P.A.M. Dedicated Services, Inc., an Ohio corporation, in favor of the Bank, and a Security Agreement ("Decker Security Agreement") dated April 26, 2001, as amended, executed by Decker Transport Co., Inc., an Ohio corporation, in favor of the Bank.

This Note is payable at the offices of Bank, 165 Madison Avenue, Memphis, Tennessee 38103, or at such other place as the holder may designate in writing, in lawful money of the United States of America, which shall be legal tender in payment of all debts and dues, public and private, at the time of payment.

On the Termination Date, or, at the option of the Bank (a) if the undersigned shall fail to make payment of any installment of interest, as above provided, or (b) upon any default in the terms and provisions of any of the Security Agreement(s), the Choctaw Security Agreement, the Allen Security Agreement, the Dedicated Security Agreement or the Decker Security Agreement or any trust deed, mortgage, or other instrument of pledge or hypothecation which now or hereafter secures the payment of the indebtedness evidenced hereby, or (c) upon the occurrence of any Event of Default as that term is defined in the Loan Agreement, or (d) upon the death or dissolution of the Maker or any endorser or guarantor or (if the Maker, or any endorser or guarantor is a partnership) the death or dissolution of any general partner thereof, or (e) upon default in the payment when due of any other indebtednesses, liabilities, or obligations of the Maker to the Bank, whether now existing or hereafter created or arising, the entire unpaid balance of the indebtedness hereby evidenced, together with all interest then accrued, shall at once become due and payable for all purposes.

If this Note is placed in the hands of an attorney for collection, by suit or otherwise, or to protect the security for its payment, or to enforce its collection, or to represent the rights of the Bank in connection with any loan documentation executed in connection herewith, or to defend successfully against any claim, cause of action or suit brought by the Maker against the Bank, the Maker shall pay on demand all costs of collection and litigation (including court costs), together with a reasonable attorney's fee.  These include, but are not limited to, the Bank's reasonable attorney's fees and legal expenses, whether or not there is a lawsuit, including attorney's fees for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction) and appeals.

The Bank and the Maker hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Bank or Maker against the other.

To the extent permitted by applicable law, the Bank reserves a right of setoff in all the Maker's accounts with the Bank (whether checking, savings, or some other account).  This includes all accounts the Maker may open in the future.  However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law.  The Maker authorizes the Bank, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at the Bank's option, to administratively freeze all such accounts to allow the Bank to protect the Bank's charge and setoff rights provided in this paragraph.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each business entity that opens an account.  What this means to Maker:  When Maker opens an account, the Bank will ask for Federal Tax Identification Number, physical street address, full legal name of the Maker and other information that will allow the Bank to identify Maker.  The Bank may also ask Maker to provide copies of certain documents that will aid in confirming this information.

The Maker and any endorsers or guarantors hereof waive protest, demand, presentment and notice of dishonor, and agree that this Note may be extended, in whole or in part, without limit as to the number of such extensions, or the period or periods thereof, and without notice to them and without affecting their liability thereon.

It is the intention of the Bank and the Maker to comply strictly with all applicable usury laws; and, accordingly, in no event and upon no contingency shall the holder hereof ever be entitled to receive, collect, or apply as interest any interest, fees, charges, or other payments equivalent to interest, in excess of the maximum rate which the Bank may lawfully charge under applicable statutes and laws from time to time in effect; and, in the event that the holder hereof ever receives, collects, or applies as interest, any such excess, such amount which, but for this provision, would be excessive interest, shall be applied to the reduction of the principal amount of the indebtedness evidenced hereby; and, if the principal amount of the indebtedness evidenced hereby, and all lawful interest thereon, is paid in full, any remaining excess shall forthwith be paid to the Maker, or other party lawfully entitled thereto.  All interest paid or agreed to be paid by the Maker shall, to the maximum extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full period until payment in full of the principal, so that the interest hereon for such full period shall not exceed the maximum amount permitted by applicable law.  Any provision hereof, or of any other agreement between the Bank and the Maker, that operates to bind, obligate, or compel the Maker to pay interest in excess of such maximum lawful contract rate shall be construed to require the payment of the maximum rate only. The provisions of this paragraph shall be given precedence over any other provision contained herein or in any other agreement between the Bank and the Maker that is in conflict with the provisions of this paragraph.

This Note shall be governed and construed according to the statutes and laws of the State of Tennessee from time to time in effect, except to the extent that Section 85 of Title 12 of the United States Code (or other applicable federal statute) may permit the charging of a higher rate of interest than applicable state law, in which event such applicable federal statute, as amended and supplemented from time to time, shall govern and control the maximum rate of interest permitted to be charged hereunder; it being intended that, as to the maximum rate of interest which may be charged, received, and collected hereunder, those applicable statutes and laws, whether state or federal, from time to time in effect, which permit the charging of a higher rate of interest, shall govern and control; provided, always, however, that in no event and under no circumstances shall the Maker be liable for the payment of interest in excess of the maximum effective rate permitted by such applicable law, from time to time in effect.

This Note evidences a straight line of credit.  Once the total amount of principal has been advanced, the Maker is not entitled to further loan advances.  Advances under this Note may be requested either orally or in writing by the Maker or by an authorized person.  The Bank may, but need not, require that all oral requests be confirmed in writing.  All communications, instructions, or directions by telephone or otherwise to the Bank are to be directed to the Bank at the Bank's address.  The Maker agrees to be liable for all sums either:  (a) advanced in accordance with the instructions of an authorized person or (b) credited to any of the Maker's accounts with the Bank.  The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by the Bank's internal records, including daily computer print-outs.  The Bank will have no obligation to advance funds under this Note if: (a) the Maker or any guarantor is in default under the terms of this Notes or any agreement that the Maker or any guarantor has with the Bank, including any agreement made in connection with the signing of this Note; (b) the Maker or any guarantor ceases doing business or is insolvent; (c) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with the Bank; or (d) the Maker has applied funds provided pursuant to this Note for purposes other than those authorized by the Bank.

This Note constitutes a consolidation, increase, renewal and extension of that certain promissory note dated June 27, 1995, in the principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000.00), that certain promissory note dated July 3, 1996, in the principal amount of Five Million Dollars ($5,000,000.00), that certain consolidated, amended and restated promissory note dated April 26, 2001, in the principal amount of Seven Million Five Hundred Thousand Dollars ($7,500,000.00), that certain promissory note dated April 26, 2001, in the principal amount of Five Million Dollars ($5,000,000.00), and that amended and restated revolving credit note dated April 26, 2001, in the principal amount of Seven Million Five Hundred Thousand Dollars ($7,500,000.00) (the "Prior Notes"), being payable to the order of the Bank, and being executed by the Maker.  The indebtedness heretofore evidenced by such Prior Notes is not discharged or cancelled by the execution hereof.  From and after the date hereof, said indebtedness evidenced by the Prior Notes [and the additional sum of Ten Million Dollars ($10,000,000.00)] shall be evidenced by, and shall be payable in accordance with, the provisions of this Note; and the collateral security which secured the indebtedness heretofore evidenced by said Prior Notes shall continue to secure the indebtedness evidenced hereby.

ATTEST:	P.A.M. TRANSPORT, INC.

/s/ Larry J. Goddard	/s/ Robert W. Weaver
   Secretary                                                                                                                       President